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Announcement Details

Company	Headline	Embargo	Last Update	Ac
C&C Group Plc	Director/PDMR Shareholding		16:25 5 Mar 07	

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING M RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered intc register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR3.1.4(1) (b)

3. Name of *person discharging managerial responsibilities/director*

Richard Holroyd - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/directc*

identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect o
interest

Richard Holroyd - Director

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

3,105 ordinary share of €0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Dun Law Nominees

8 State the nature of the transaction

Purchase of 3,105 shares at €10.57 each

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,105 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating per

0.00095%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating pe

N/A

13. Price per *share* or value of transaction

Euro 10.57

14. Date and place of transaction

Dublin Ireland on 1st March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should account when calculating percentage)

3,105 (0.00095%)

16. Date issuer informed of transaction

2nd March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following box

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Date of notification

5th March 2007

END

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Announcement Details

Company	Headline	Embargo	Last Update	Ac
C&C Group Plc	Director/PDMR Shareholding		16:31 5 Mar 07	

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING N RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered intc register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR3.1.4(1) (b)

3. Name of *person discharging managerial responsibilities/director*

John Burgess - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/directc*

identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect o interest

John Burgess - Director

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

97,000 ordinary share of €0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Burgess - Director

8 State the nature of the transaction

Purchase of 97,000 shares at €10.57 each

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

97,000 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating pe

0.029%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating pe

N/A

13. Price per *share* or value of transaction

Euro 10.10

14. Date and place of transaction

Dublin Ireland on 2nd March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should account when calculating percentage)

97,000 (0.029%)

16. Date issuer informed of transaction

2nd March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following box

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Date of notification

5th March 2007

END

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Announcement Details

Company	Headline	Embargo	Last Update	Ac
C&C Group Plc	Director/PDMR Shareholding		16:38 5 Mar 07	

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING M RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered intc register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR3.1.4(1) (b)

3. Name of *person discharging managerial responsibilities/director*

Breege O'Donoghue - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/directc*

identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect o interest

Breege O'Donoghue - Director

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5,000 ordinary share of €0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Breege O'Donoghue - Director

8 State the nature of the transaction

Purchase of 5,000 shares at €10.15 each

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

5,000 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating pe

0.0015%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating pe

N/A

13. Price per *share* or value of transaction

Euro 10.15

14. Date and place of transaction

Dublin Ireland on 2nd March 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should account when calculating percentage)

51,926 (0.016%)

16. Date issuer informed of transaction

2nd March 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following box

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

- N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Date of notification

5th March 2007

END

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